SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549

                             SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                           Amendment No.   6

                      Phillips-Van Heusen Corporation
                            (Name of Issuer)

                 Common Stock, $1.00 per par value share
                     (Title of Class of Securities)

                              718592 10 8
                            (CUSIP Number)

Pamela N. Hootkin, Secretary, 1290 Avenue of the Americas, New York, NY 10104
                              212-541-5200

        (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                               June 14, 1994
           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in
Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership; of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                       Page  1  of  7  Pages

________________________                _________________________

CUSIP NO. 718592 10  8         13D          Page  2  of  7  Pages
________________________                _________________________


1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Lawrence S. Phillips    S.S.  No. ###-##-####

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                        (a) [ ]
                                                        (b) [ ]
3  SEC USE ONLY



4  SOURCE OF FUNDS*

          00

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS
   2(d) OR 2(e)                                        [ ]


6  CITIZENSHIP OR PLACE OF ORGANIZATION

          United States of America

                  7   SOLE VOTING POWER
  NUMBER OF             1,838,530
   SHARES
BENEFICIALLY      8   SHARED VOTING POWER
  OWNED BY                2,000
    EACH
  REPORTING       9   SOLE DISPOSITIVE POWER
   PERSON                1,753,530
    WITH
                 10   SHARED DISPOSITIVE POWER
                           2,000

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,840,530

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                     [ ]

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          6.9%

14 TYPE OF REPORTING PERSON*

          IN


              *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1    Security and Issuer
          ___________________

      No change


ITEM 2    Identity and Background
          _______________________

      No changes, other than as noted:

          (b) Business address: 21301 Power Line Road, Suite 309, Boca Raton, Florida, 33433.

          (c)  Ms. Phillips is now an untitled executive of the Company.


ITEM 3    Source and Amount of Funds or Other Consideration
          _________________________________________________

      Mr. Phillips is a trustee of the Madelyn S. Phillips Grantor Trust B ("Trust B") created on October 14, 1988, and Mr. Phillips has sole voting and investment power with respect to all of the shares of the Company's Common Stock owned by Trust B. In addition, Mr. Phillips is a trustee of the Carol P. Green 1989 GRIT (the "Green GRIT") created on November 15, 1989, and has the sole voting power with respect to all of the shares of the Company's Common Stock owned by the Green GRIT but has no investment power with respect to the shares of the Company's Common Stock owned by the Green GRIT. Mr. Phillips is also an executor of the Estate of Joseph Levine (the "Estate") and shares voting and investment power over the shares of the Company's Common Stock in the Estate with the two other executors. In addition, Mr. Phillips is an officer and director of the Phillips-Green Foundation, Inc. (the "Foundation") a charitable foundation organized under the Not-for-Profit Corporation Law of the State of New York, and as such is deemed to be the beneficial owner of any shares of the Company's Common Stock held by the Foundation.

     On February 22, 1994, the Foundation received a gift of 142,349 shares of the Company's Common Stock from Trust B. As a result of such gift Mr. Phillips' beneficial ownership of the Company's Common Stock increased to 1,979,933 shares constituting 7.5% of the outstanding shares of the Common Stock.

     From March 9, 1994 through March 18, 1994, the Foundation sold all 142,349 shares it received from Trust B through a series of open market transactions. As a result, as of March 18, 1994, Mr. Phillips beneficially owned 1,837,584 shares or 6.9% of the Common Stock of the Company.

                       Pages  3  of  7  Pages

     As of the date hereof, the shares of Common Stock of the Company owned by the aforementioned entities and the reporting person are as follows:

                      Trust B                      965,223

                      Green GRIT                    85,000

                      The Foundation                     0

<F1>
                      Lawrence S. Phillips         788,307

                      Estate                         2,000

                                              _______________
                                                 1,840,530

See also Item 5(c).

     Mr. Phillips is also a trustee of the Madelyn S. Phillips
Grantor Trust A ("Trust A") created on October 14, 1988 but he has no voting or investment power with respect to any of the shares owned by Trust A.

ITEM 4    Purpose of Transaction
          ______________________

          No change


ITEM 5    Interest in Securities of the Issuer
          ____________________________________

     (a) Aggregate number of shares beneficially owned as of June 9, 1994:

               1,840,530

          Percent of Class

                6.9%


     (b) Number of shares as to which there is sole power to vote or direct the vote:

               1,838,530

<F1>
______________________
  Includes 34,270 shares subject to presently exercisable options and 790 shares owned by Roxeanne Phillips, the wife of Mr. Phillips.


                       Page  4  of  7  Pages

          Number of shares as to which there is shared power to vote or direct the vote:

               2,000

          Number of shares as to which there is sole power to dispose or to direct the disposition:

               1,753,530

          Number of shares as to which there is shared power to dispose or to direct the disposition:

               2,000

     Mr. Phillips shares voting and dispositive power over 2,000 shares of the Company's Common Stock owned by the Estate with the other executors of the Estate. The other executors are Barbara Levine, a lawyer with the New York City Corporation Counsel, whose address is 1095 Park Avenue, New York, New York 10128 and Richard Cantor, a principal with Neuberger & Berman, 605 Third Avenue, New York, New York. The shares owned by the Estate are in the process of being transferred to a trust for the benefit of Ms. Levine of which Mr. Phillips, Ms. Levine and Dr. Morton Aronson will be trustees. Dr. Morton is a psychiatrist with offices at 250 East 87th Street, New York, New York. Ms. Levine, Mr. Cantor and Dr. Aronson are all United States citizens and none of them has, within the past five years, been convicted in any criminal proceeding or been a party to or subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities law or finding any violation with respect to such laws.


     (c)  Since the date of Amendment No. 5 to Mr. Phillips'
          Schedule 13D, the following transactions were effected:

          (1)  Trust B:

               1/4/94    Disposed of 940 shares as payment of
                         trustee fees.

               2/24/94   Disposed of 8,971 shares as payment of
                         trustee fees.


                          Page  5  of  7  Pages

          (2)  Mr. Phillips:

               12/13/93  Made a gift to the Foundation of 5,000
                         shares.

               1/4/94    Acquired 940 shares from Trust B in
                         payment of trustee fees.

               1/5/94    Acquired 575 shares from Trust A in
                         payment of trustee fees.

               1/11/94   Wife received gifts aggregating 790
                         shares.

               1/12/94   Made gifts aggregating 13,622 shares.

               2/24/94   Acquired 3,850 shares from Trust B in
                         payment of trustee fees.

               2/24/94   Acquired 3,100 shares from Trust A in
                         payment of trustee fees.


          (3)  The Foundation:

               10/7/93   Acquired 500 shares pursuant to a
                         donation.

               10/28/93  Sold 500 shares at $33.50.

               12/13/93  Acquired 5,000 shares pursuant to a
                         donation from Mr. Phillips.

               1/19/94   Sold 2,500 shares at $34.75.

               1/21/94   Sold 2,500 shares at $36.00.

               1/28/94   Acquired 4,394 shares pursuant to a
                         donation from Mr. Phillips.

               2/14/94   Sold 4,394 shares at $33.625.

               2/22/94   Acquired 142,349 shares pursuant to a
                         donation from Trust B.

               3/9/94    Sold 9,300 shares at $36.25.

               3/11/94   Sold 1,000 shares at $36.25.

               3/11/94   Sold 8,049 shares at $36.50.

               3/14/94   Sold 8,500 shares at $36.25.


                        Pages  6  of  7  Pages

               3/14/94   Sold 14,000 shares at $36.125.

               3/15/94   Sold 51,500 shares at $36.00.

               3/16/94   Sold 12,500 shares at $36.75.

               3/16/94   Sold 1,500 shares at $37.00.

               3/16/94   Sold 6,100 shares at $37.125.

               3/16/94   Sold 17,400 shares at $37.25.

               3/16/94   Sold 2,500 shares at $36.50.

               3/18/94   Sold 10,000 shares at $38.125.

          All of the foregoing transactions, other than gifts and donations and the acquisition or disposition of shares in connection with the payment of trustees' fees, were effected by brokers on the open market.

     (d)  Not applicable.

     (e)  Not applicable.

ITEM 6    Contracts, Arrangements, Understandings or
          __________________________________________
          Relationships with Respect to Securities of the Issuer
          ______________________________________________________

     N/A


ITEM 7    Material to be Filed as Exhibits
          ________________________________

     None



                           SIGNATURES
                           __________

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment is true, complete and correct.


Date:     June 14, 1994



                            ______________________________
                                 Lawrence S. Phillips

                          Page  7 of  7 Pages